NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 12, 2010, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 30, 2010 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Following the assumption of the 10.75% Equity Security Units of XL Capital Ltd (Cayman Islands) by XL Company Switzerland GmbH (Switzerland) which became effective after the close of business on June 30, 2010, each 10.75% Equity Security Unit of XL Capital Ltd (Cayman Islands) was exchanged for one (1) 10.75% Equity Security Unit of XL Company Switzerland GmbH (Switzerland) on a share for share basis. This filing relates solely to the securities of XL Capital Group Ltd. (formerly known as XL Capital Ltd.), which is a wholly owned subsidiary of XL Group plc and does not affect the listing status of the securities of XL Group plc. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 1, 2010.